October 11, 2022

Ernst & Young LLP
Oceanic Plaza,1066 W. Hastings St.
Vancouver V6E 3X2

ATTENTION: Brenna Daloise

Dear Ms. Daloise,

We have been asked to accept an appointment as the auditor for Contact Gold Corp. Please advise us whether you are aware of any circumstances we should take into account that might influence our decision on whether or not to accept the appointment.

Please reply to this request as soon as possible.

Sincerely,

/s/ MNP LLP

Jenny Lee, CPA, CA
Assurance Services

encls.